

September 28, 2010

Charles A. Schrock
President and Chief Executive Officer
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, Illinois 60601

> **Re:** **Integrys Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 23, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-11337**

Dear Mr. Schrock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 15

1. We note your statements in the second and third sentences of the first paragraph in this section. You should describe all of your material risks. If risks are not deemed to be

material, then you should not reference them. Accordingly, please delete the second and third sentences of the first paragraph in this section.

Definitive Proxy Statement on Schedule 14A

Related Person Transaction Policy, page 12

2. Please discuss the standards that your governance committee applies in determining whether or not a related person transaction is not or was not contrary to your best interests. See Item 404(b)(1)(ii) of Regulation S-K.

Executive Compensation, page 35

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. We note your disclosure on page 39 under "Consideration of Risks Associated with Executive Compensation Program." Item 402(s) of Regulation S-K requires disclosure of risks arising from your compensation policies and practices with respect to all of your employees, and not just your named executive officers.

Compensation Discussion and Analysis, page 35

Key Components of the Executive Compensation Program, page 40

Base Salary, page 41

4. To the extent to which you engaged in benchmarking with respect to each named executive officer's base salary, please identify the benchmark and the benchmark components, including component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentive Compensation, page 41

5. Please discuss how your compensation committee adjusts consolidated net income attributed to common shareholders to reach the Consolidated Net Income figure that is a component of your Executive Incentive Plan.

6. Please disclose your threshold, target and superior levels with respect to the financial measures listed below or explain to us why you have chosen not to disclose such information based on Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

    • Consolidated Net Income

- Financial measures associated with business restructuring of Integrys Energy Services: net invested capital, value at risk and Integrys Energy Group Parental Guarantees deployed

- Net income for regulated subsidiaries

7. For each named executive officer, please identify the specific performance measure for which such named executive officer was below threshold; at or above threshold but below target; at or above target but below superior; and at or above superior.

Long-Term Incentive Compensation, page 45

8. Please discuss your basis for allocating long-term incentive compensation at 20% restricted stock units, 60% performance share awards and 20% nonqualified stock options. See Item 402(b)(2)(iii) of Regulation S-K.

9. Please discuss how you determine the number of restricted stock units and nonqualified stock options to grant. See Item 401(b)(1)(v) of Regulation S-K.

Form 10-K/A for Fiscal Year Ended December 31, 2009

10. Exchange Act Rule 12b-15 requires a registrant filing an amendment to a Form 10-K to file with such amendment the certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). In future amendments to your Form 10-K, please include such certifications. Please confirm your understanding of this requirement.

Exhibits 31.1 and 31.2

11. We note that you have added the word "annual" when referring to "this report" in paragraphs 2 and 4 of these exhibits. Please delete the word "annual" in these instances and ensure that these exhibits otherwise conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K. We also note that your certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K filed on February 26, 2010 conform to such form.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Controls and Procedures, page 79

Changes in Internal Control, page 79

12. We note your indication that, other than the matter noted in the first paragraph of this section, there were no changes in your internal control over financial reporting during the

quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Rather than state that there were no changes other than the matter noted in the first paragraph, please state that there were changes that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and refer readers to the discussion of those changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director